Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

iPath® Exchange Traded Notes (ETNs)

iPath® Leveraged ETNs Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 May 30, 2012

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About iPath® ETNs

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What are iPath® Exchange Traded Notes (ETNs)?

Defining iPath® ETNs Senior, unsecured debt securities Issued by Barclays Bank PLC Have a maturity date Linked to the performance of an index, less fees Offer no principal protection ETNs are linked to the return of an index, less fees Unlike ETFs, no underlying assets are held No tracking error to linked index1 Provide access to hard-to-reach assets or strategies

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

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iPath® ETN Return Components

ETN Return

Index Return

Fees/Costs

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iPath® ETNs: Familiar Features, Unique Benefits

Differences and Similarities between ETNs and Exchange Traded Funds (ETFs) Both ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities

ETNs ETFs

Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940

Recourse Issuer credit Portfolio of securities

Principal Risk Market and Issuer Risk Market Risk

Institutional size redemption Daily to the issuer Daily via custodian

Short sales* Yes, on an uptick or a downtick Yes, on an uptick or a downtick

*	With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

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What is iPath®?

iPath®: An offering that stands apart from the crowd First offering of exchange traded notes (ETNs) in the US Began trading in 2006 Largest suite of ETNs in the US offered by one issuer Broad array of exposures, spanning from volatility to fixed income Credit issuer risk iPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC Daily Redemption On a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2

1.Blocks of 25,000 or 50,000, depending on the product.

2.Subject to certain terms and conditions, see the applicable prospectus for details.

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iPath® ETNs are issued by Barclays Bank PLC

Barclays Bank PLC is the issuer of iPath® ETNs One of the largest financial services companies in the world with over 300 years of history and expertise in banking A major global financial services provider engaged in

– Retail banking

– Credit cards

– Corporate and investment banking

– Wealth management Operating in over 50 countries and employs approximately 145,000 people

Barclays Capital Inc. acts as the issuer’s agent in connection with the distribution of iPath® ETNs iPath® ETNs are backed by the credit of Barclays Bank PLC1 Ratings for Barclays Bank PLC long-term, senior unsecured debt

– A+ by S&P

– Aa3 by Moody’s Investors Service, Inc.

1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

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iPath® ETN Product Suite

Principal

Amount

Number of Outstanding

Products ($M)

Commodities 40 4,243

DJ-UBS Indices 19 3,311

S&P GSCI Indices 2 842

Pure Beta Indices 18 87

Seasonal Natural Gas Index 1 2

Equity 18 2,936

Volatility 6 2,342

Buy-Write 1 12

India 1 529

Inverse/Leveraged 10 54

Fixed Income 10 229

Currency / Other 8 69

Total 76 7,477

Source: BlackRock, Inc., as of 03/30/11.

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iPath® ETN Features

Potential Benefits Access to hard-to-obtain assets or strategies Operationally efficient Listed on NYSE Arca and other exchanges No tracking error

Unique Access Commodities Fixed Income Currencies Alternatives Equities Strategies Key Considerations Market Risk: ETNs are not principal protected1 Liquidity Risk2 Issuer Credit Risk3

1. The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.

2. As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.

3. Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

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Trading iPath® ETNs

Investor can trade iPath® ETNs in three ways

1

Intermediary

Exchange

Buy/sell at market price during market hours

ETN Investor

2

Intermediary

Barclays Bank PLC

Create/Redeem directly to Barclays Bank PLC*

3

Buy and hold until maturity

Hold Until Maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

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Taxation

Treatment Recognition Of

Type At Maturity Current Income

Alternatives Capital Gains No

Buy-Write Capital Gains No

Commodities Capital Gains No

Equity Capital Gains No

Fixed Income Capital Gains No

Leveraged Capital Gains No

Currency

Exchange Rate Ordinary Income Yes

Global Emerging Markets Ordinary Income Yes

Strategy (GEMS)

Carry Trade Ordinary Income No

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iPath® Leveraged ETNs

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The Leveraged ETP Market

Market Statistics Approximately $31 billion in leveraged/inverse Exchange-Traded Products (ETPs), with over 230 products globally across providers 17.3% of total trading volume and 2.6% of total AUM contained in the ETP market High daily turnover suggests uses are dominated by shorter term views Exposures Approximately $21B (68%) linked to US Equities Other popular themes

– Long term US Treasuries

– Financial Sector

– Commodity

– Other Equity Broad Indices

– Currencies

Source: Barclays, as of 03/30/12.

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Features of Daily-Rebalancing Leveraged ETPs

Daily Reset ETPs are designed to achieve their stated objective on a daily basis

Performance over the long term may vary from investor expectations Long-term returns are usually not a fixed multiple of the index Daily reset mechanism adds a ‘path dependency’* to long term performance Volatility in index performance may significantly impact long term performance High level of trading within replicating portfolios The reset mechanism means that daily-rebalancing leveraged strategies tend to “buy high, sell low” A typical -3x strategy rebalances 12% of portfolio holdings for each 1% move in the underlying Index Risk of significant tracking error due to high transaction costs and frequency Frequent rebalancing may create large short-term taxable events

Sources: Bloomberg, Barclays.

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iPath® Leveraged ETNs: Product Design

Three basic principles of design Target a fixed multiple return, established at the inception of the ETN, of the performance of an index over a long term Replicate the economics of long or short leveraged positions by notionally borrowing and investing in the underlying index Mitigate the path dependency* to underlying index that daily reset products have Consequence of Design Do not in general deliver a fixed multiple of index performance each day

* An index-linked security shows “path dependency” if the value at any given day cannot be derived only from the current and initial index value, but instead is dependent on the historical path that the index has taken over the calculation period.

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iPath® Leveraged ETNs

iPath® ETN Name[1]	Ticker Symbol	Index Name	Yearly Fee[2]
Long Extended			
iPath® Long Extended Russell 1000® TR Index ETN	ROLA	Russell 1000® Total Return Index	0.50% Financing: 3m LIBOR + 0.60%
iPath® Long Extended Russell 2000® TR Index ETN	RTLA	Russell 2000® Total Return Index	0.50% Financing: 3m LIBOR + 0.60%
iPath® Long Extended S&P 500® TR Index ETN	SFLA	S&P 500® Total Return Index	0.35% Financing: 3m LIBOR + 0.60%
Long Enhanced			
iPath® Long Enhanced MCSI EAFE® Index ETN	MFLA	MSCI EAFE® Net Total Return Index	0.80% Financing: 3m LIBOR + 0.60%
iPath® Long Enhanced MSCI Emerging Markets Index ETN	EMLB	MSCI Emerging Markets Net Total Returns Index	0.80% Financing: 3m LIBOR + 0.60%

1. For each series of ETNs, "enhanced" refers to an initial leverage factor of 2 on the date of the ETN's issuance and "extended" refers to an initial leverage factor of 3 on the date of the ETN's issuance. A "long" ETN is linked to a leveraged participation in the performance of the underlying index, whereas a "short" ETN is linked to a leveraged participation in the inverse performance of the underlying index. Because the leveraged exposure to the underlying index does not reset, investors who invest at a time other than inception of the each respective ETN will invest at a different "participation"—or value of the notional exposure per ETN to the performance of the underlying index relative to the value of each ETN—and therefore may have a different leverage ratio than the initial leverage factor. For more information on the participation, see the section entitled "Participation" in the applicable prospectus.
2. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day dividend by 365.

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iPath® Inverse Leveraged ETNs

iPath® ETN Name1 Ticker Symbol Index Name Yearly Fee2

Short Extended

iPath® Short Extended Russell 1000® ROSA Russell 1000® Total Return 0.50%

TR Index ETN Index Borrow Rate: 1.00%

iPath® Short Extended Russell 2000® RTSA Russell 2000® Total Return 0.50%

TR Index ETN Index Borrow Rate: 1.75%

iPath® Short Extended S&P 500® SFSA S&P 500® Total Return Index 0.35%

TR Index ETN Borrow Rate: 0.50%

Short Enhanced

iPath® Short Enhanced MCSI EAFE® MFLA MSCI EAFE® Net Total 0.80%

Index ETN Return Index Borrow Rate: 1.75%

iPath® Short Enhanced MSCI EMLB MSCI Emerging Markets Net 0.80%

Emerging Markets Index ETN Total Returns Index Borrow Rate: 2.50%

1. For each series of ETNs, “enhanced” refers to an initial leverage factor of 2 on the date of the ETN’s issuance and “extended” refers to an initial leverage factor of 3 on the date of the ETN’s issuance. A “long” ETN is linked to a leveraged participation in the performance of the underlying index, whereas a “short” ETN is linked to a leveraged participation in the inverse performance of the underlying index. Because the leveraged exposure to the underlying index does not reset, investors who invest at a time other than inception of the each respective ETN will invest at a different “participation”—or value of the notional exposure per ETN to the performance of the underlying index relative to the value of each ETN—and therefore may have a different leverage ratio than the initial leverage factor. For more information on the participation, see the section entitled “Participation” in the applicable prospectus.

2. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day dividend by 365.

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Key Feature of iPath® Leveraged ETNs: Participation

Participation provides investors with an indication of leverage at a given point in time Participation is the ratio between the notional exposure to the underlying index per ETN and the indicative ETN value. (Participation = Intraday Long (or Short) Index Amount / Intraday Indicative Note Value) For any time period, the returns of the ETN can be approximated as the product of the participation at the beginning of the period times the performance of the underlying index over the period, minus fees and costs

Return on Investment =

(Participation at Purchase x Index Performance) – Fees/Costs

The participation values serves to approximate the variable multiple of returns to the Index Performance that will be reflected in the value of the ETN on any given day. The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the ETNs, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the ETNs.

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Comparison of iPath Leveraged ETNs and Leveraged ETFs

iPath Leveraged ETNs Leveraged ETFs

Leveraged Performance Yes Yes

Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940

Form Global medium-term note 40 Act Fund/UIT

Principal Risk Market and issuer risk Market risk

Recourse Issuer credit Portfolio of securities

Performance Target Payment at maturity Daily or monthly performance target

Maturity Fixed maturity1 No

Path Dependency2 No Yes

Institutional Size Redemption Daily to issuer3 Daily via custodian

Formulaic Optional Redemption Value Yes3 No

Automatic Termination Event Yes No

1. Subject to the occurrence of an automatic termination event or early redemption by the investor.

2. An index-linked security shows “path dependency” if its value on any given day cannot be derived from the current and initial values of its underlying index but instead is dependent on the historical “path” that the index has taken over the calculation period.

3. Subject to the occurrence of an automatic termination event.

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iPath® Leveraged Long ETN Mechanics

Similar to the behavior of a long margin account



Financing level $100
Long index amount $200
CINV $100
Participation= 2
CASE A
Index gains 25%
Note gains 50%
Financing level $100
CINV $150
Long index amount $250
Participation= 1.667
Index loses 25%
Note loses 50%
CASE B
Financing level $100
CINV $50
Long index amount $150
Participation= 3

Financing Level: Notional loan provided to finance the long position in the underlying index (minus accrued interest & fees).
Closing Indicative Note Value (CINV): CINV = Long Index Amount – Financing Level. Published on each valuation date.
Long Index Amount: Notional long position in the underlying index.
Participation: Participation = Intraday Long (or Short) Index Amount/Intraday Indicative Note Value).

For Illustrative Purposes only. Note that the principal amount, initial leverage factor, and underlying index will vary with each series of the iPath® Long ETNs.

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iPath® Leveraged Short ETN Mechanics

Similar to the behavior of a short margin account

CINV $100

Short index amount $200

T-Bill Amount $300

Case A

Index gains 25%

Note loses 50%

Participation= 2

Index loses 25%

Note gains 50%

Case B

CINV $50

Short index amount $250

CINV $150

Short index amount $150

T-Bill Amount $300

T-Bill Amount $300

Participation= 5

Participation= 1

Closing Indicative Note Value (CINV): CINV = T-Bills Amount – Short Index Amount. Published on each valuation day. Short Index Amount: Notional short position in the underlying index.

T-Bills Amount: Total amount of cash (plus accrued interest minus accrued fees).

Participation: Participation = Intraday Long (or Short) Index Amount/Intraday Indicative Note Value).

For Illustrative Purposes only. Note that the principal amount, Initial Leverage Factor, and underlying index will vary with each series of the iPath® Short ETNs.

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iPath® Leveraged ETNs

Common Uses Express directional views of the market Manage risk/hedge Implement arbitrage strategies Potential Benefits Transparent access to a leveraged strategy Cost efficiency No path dependency1 Listed on NYSE Arca stock exchange Are iPath® Leveraged ETNs right for you? Leverage increases the sensitivity of the ETN to change in the underlying index A decrease in the level of the index may result in a significantly greater decrease in the repayment amount

1. An index-linked security shows “path dependency” if the value at any given day cannot be derived only from the current and initial index value, but instead is dependent on the historical path that the index has taken over the calculation period.

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Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus. For ETNs inversely linked to the S&P 500 VIX Short-Term Futures™ Index Excess Return, an automatic redemption may occur as a result of a precipitous increase in volatility in the US equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the US equity markets persist.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

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Your Return May Be Affected By Factors Affecting International Security Markets: The international equities underlying certain indices sponsored by MSCI, Inc. may have less liquidity and could be more volatile than the securities traded in the US or other longer-established securities markets. Additional special risks associated with international securities may include less rigorous regulation of securities markets, different accounting and disclosure standards, government interference, higher inflation, and social, economic, and political uncertainties. Leverage Risk: In cases where an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease or increase, as the case may be in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to an index composed of futures contracts on the CBOE® Volatility Index (the “VIX Index”) is subject to risks associated with fluctuations in the performance of the underlying index. The performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the US stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets Your ETNs Are Not Linked to the VIX Index: The value of ETNs linked to an index composed of futures contracts on the VIX Index will be linked to the value of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying such ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Such ETNs may not benefit from increases in the level of the VIX Index because such increases will not necessarily cause the level of VIX Index futures to rise. Accordingly, a hypothetical investment that was linked directly to the VIX Index could generate a higher return than such ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

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Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. The ETNs are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ETNs.

“Russell 1000® Index” and “Russell 2000® Index” are trademarks of Frank Russell Company and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the ETNs.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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Thank you

For more information, visit

www.iPathETN.com

Prospectuses Info Sheets Frequently Asked Questions

1-877-764-7284

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